Exhibit 99.1

FOR IMMEDIATE RELEASE

Creative Realities Reports Fiscal 2024 Third Quarter Results

25% Year-over-Year Top Line Revenue Growth; 53% increase in Adjusted EBITDA to $2.3 Million; On Track for Best Year Ever

LOUISVILLE, KY – November 13, 2024 – Creative Realities, Inc. (“Creative Realities,” “CRI,” or the “Company”) (NASDAQ: CREX), a leading provider of digital signage and media solutions, today announced its financial results for the fiscal third quarter ended September 30, 2024.

Highlights:

●	Record third quarter revenue of $14.4 million, up 25% from $11.6 million in the prior-year period

●	Gross profit of $6.6 million for the three months ended September 30, 2024 versus $5.3 million in the third quarter of fiscal 2023, an increase of 25%

●	Net Income improved by $1.9 million during third quarter, to breakeven, as compared to third quarter prior year

●	Adjusted EBITDA* of $2.3 million for the third quarter of 2024 versus $1.0 million in the prior-year period, an increase of 122%

●	Annual recurring revenue (“ARR”) of approximately $18.1 million at the end of the third quarter versus $18.0 million as of June 30, 2024

“Our financial results – including third quarter record revenue and profitable bottom-line performance – put us squarely on track for the Company’s best year in its history,” said Rick Mills, Chief Executive Officer. “Revenue rose 25% year-over-year, and Adjusted EBITDA climbed to $2.3 million, as we moved closer to achieving many of our goals for fiscal 2024. Our Adjusted EBITDA as a percentage of revenue rose to 15.8% in the quarter and to 11.5% year-to-date, bringing our trailing twelve-months Adjusted EBITDA to $7.4 million, or 13.6% of trailing twelve-month revenue. This Adjusted EBITDA is ahead of our prior projection of a 2024 exit run-rate of approximately 12% on revenue of $60 million. While the Company’s active business development pipeline positions us positively for 2025 and beyond, we project a shortfall in revenue against our prior projections for the 2024 fourth quarter and the fiscal year as material opportunities have taken longer to finalize, contract, and deploy, thus pushing these projected revenues into 2025. We are confident that 2024 will represent record revenue and profitability under any scenario and remain excited about the future and committed to accelerating growth, expanding margins, optimizing our capital structure and, as always, increasing returns for our shareholders.”

*Adjusted EBITDA is a non-GAAP financial measure. A reconciliation is provided in the tables of this press release.

2024 Third Quarter Financial Results

Sales were $14.4 million for the fiscal 2024 third quarter, an increase of $2.9 million, or 25%, as compared to the same period in fiscal 2023. Hardware revenue was $5.2 million, versus $4.8 million in the prior-year period, while service revenue rose to $9.2 million from $6.7 million in fiscal 2023. Service growth was significant year-over-year reflecting strong demand and a higher installed base of business.

Consolidated gross profit was $6.6 million for the fiscal 2024 third quarter versus $5.3 million in the prior-year period, and consolidated gross margin was 45.6% versus 45.8% in the fiscal 2023 third quarter. Gross margin on hardware revenue was 24.1% in fiscal 2024 as compared to 30.2% in the prior-year period, primarily reflecting product mix. Gross margin on service amounted to 57.9%, versus 57.1% in the fiscal 2023 third quarter. The Company anticipates margin expansion as revenue expands more quickly than the associated cost of deployment and support of those enhanced levels of revenue. Software subscription run-rates continued to rise, and the Company ended the quarter with record ARR of approximately $18.1 million on an annualized run rate.

Sales and marketing expenses in the third quarter rose to $1.5 million, versus $1.3 million in the prior-year period, reflecting enhanced investment in business development activities. Third quarter general and administrative expenses were $3.9 million versus $3.8 in fiscal 2023.

The Company posted operating income of approximately $1.1 million in the third quarter of fiscal 2024 compared to $0.2 million in fiscal 2023. CRI reported net income of $0.1 million, or $0.01 per diluted share, in the quarter ended September 30, 2024 versus a net loss of $1.9 million, or $(0.22) per diluted share, in the prior-year period.

Adjusted EBITDA (defined later in this release) was $2.3 million in the third quarter of 2024 as compared to $1.0 million in the prior-year period.

Balance Sheet

As of September 30, 2024, the Company had cash on hand of approximately $0.9 million, versus $2.9 million at December 31, 2023. The Company had outstanding debt of approximately $11.0 million as of September 30, 2024 versus $15.1 million at the start of the fiscal year. As of the end of the third quarter, the trailing twelve-month gross and net leverage ratios utilizing Adjusted EBTIDA were 1.49x and 1.37x, respectively, versus 2.97x and 2.40x at the beginning of 2024. Net debt is equal to the Company’s outstanding debt less cash on hand.

Conference Call Details

The Company will host a conference call to review the results of the third quarter 2024, and provide additional commentary about recent performance, today, November 13, at 9:00 am Eastern Time, which will include prepared remarks and materials from management, followed by a live Q&A. The call will be hosted by Rick Mills, Chief Executive Officer, and Will Logan, Chief Financial Officer.

Prior to the call, participants should register at https://bit.ly/CRIearnings2024Q3. Once registered, participants can use the weblink provided in the registration email to participate in the live webcast. An archived edition of the earnings conference call will also be posted on the Company’s website later today and will remain available for one year.

Use of Non-GAAP Measures

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding “EBITDA” and “Adjusted EBITDA.” CRI defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines “Adjusted EBITDA” as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges. EBITDA and Adjusted EBITDA are not measures of performance defined in accordance with GAAP. However, EBITDA and Adjusted EBITDA are used internally in planning and evaluating the Company’s operating performance. Accordingly, management believes that disclosure of these metrics offers investors, bankers and other stakeholders an additional view of the Company’s operations that, when coupled with the GAAP results, provides a more complete understanding of the Company’s financial results. EBITDA and Adjusted EBITDA should not be considered as an alternative to net income/(loss) or to net cash used in operating activities as measures of operating results or liquidity. Our calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures used by other companies, and the measures exclude financial information that some may consider important in evaluating the Company’s performance. A reconciliation of GAAP net income/(loss) to EBITDA and Adjusted EBITDA is included in the accompanying financial schedules. For further information, please refer to Creative Realities, Inc.’s filings available online at www.sec.gov, including its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 21, 2024.

About Creative Realities, Inc.

Creative Realities designs, develops and deploys digital signage-based experiences for enterprise-level networks utilizing its Clarity™, ReflectView™, and iShowroom™ Content Management System (CMS) platforms. The Company is actively providing recurring SaaS and support services across diverse vertical markets, including but not limited to retail, automotive, digital-out-of-home (DOOH) advertising networks, convenience stores, foodservice/QSR, gaming, theater, and stadium venues. In addition, the Company assists clients in utilizing place-based digital media to achieve business objectives such as increased revenue, enhanced customer experiences, and improved productivity. This includes the design, deployment, and day to day management of Retail Media Networks to monetize on-premise foot traffic utilizing its AdLogic™ programmatic advertising platform.

Cautionary Note on Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, and includes, among other things, discussions of our business strategies, product releases, future operations and capital resources. Words such as "estimates," "projects," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance, conditions or results. They are based on the opinions, estimates and beliefs of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties, assumptions and other factors, many of which are outside of our control, that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Some of these risks are discussed in the “Risk Factors” section contained in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2023 and in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2024 and September 30, 2024, and the Company’s subsequent filings with the U.S. Securities and Exchange Commission. Important factors, among others, that may affect actual results or outcomes include: our strategy for customer retention, growth, product development, market position, financial results and reserves, our ability to execute on our business plan, our ability to retain key personnel, vendors and customers, our ability to remain listed on the Nasdaq Capital Market, our ability to realize the revenues included in our future guidance and backlog reports, our ability to satisfy our upcoming debt obligations and other liabilities, the ability of the Company to continue as a going concern, potential litigation, supply chain shortages, and general economic and market conditions impacting demand for our products and services. Readers should not place undue reliance upon any forward-looking statements. We assume no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Media:

Christina Davies

cdavies@ideagrove.com

Investor Relations:

Chris Witty

cwitty@darrowir.com

646-438-9385

ir@cri.com

https://investors.cri.com/

CREATIVE REALITIES, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	September 30,	December 31,
	2024	2023
	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$868	$2,910
Accounts receivable, net	11,300	12,468
Inventories, net	3,054	2,567
Prepaid expenses and other current assets	743	665
Total Current Assets	$15,965	$18,610
Property and equipment, net	369	499
Goodwill	26,453	26,453
Other intangible assets, net	23,519	24,062
Operating lease right-of-use assets	901	1,041
Other non-current assets	355	112
Total Assets	$67,562	$70,777

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$6,446	$7,876
Accrued expenses and other current liabilities	3,649	3,761
Deferred revenues	2,769	1,132
Customer deposits	3,398	3,233
Current maturities of operating leases	461	505
Short-term portion of related party term debt	-	3,690
Short-term portion of contingent consideration, at fair value	10,794	-
Total Current Liabilities	27,517	20,197
Revolving credit facility	10,979	-
Long-term related party term debt	-	9,829
Long-term obligations under operating leases	463	536
Long-term contingent consideration, at fair value	-	11,208
Other non-current liabilities	309	176
Total Liabilities	39,268	41,946

Shareholders' Equity
Common stock, $0.01 par value, 66,666 shares authorized; 10,447 and 10,409 shares issued and outstanding, respectively	104	104
Additional paid-in capital	82,206	82,073
Accumulated deficit	(54,016)	(53,346)
Total Shareholders’ Equity	28,294	28,831
Total Liabilities and Shareholders' Equity	$67,562	$70,777

CREATIVE REALITIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
Sales
Hardware	$5,241	$4,847	$14,409	$12,606
Services and other	9,201	6,721	25,433	18,102
Total sales	14,442	11,568	39,842	30,708
Cost of sales
Hardware	3,979	3,384	10,682	9,314
Services and other	3,874	2,881	10,019	6,704
Total cost of sales	7,853	6,265	20,701	16,018
Gross profit	6,589	5,303	19,141	14,690
Operating expenses:
Sales and marketing expenses	1,525	1,301	4,655	3,666
General and administrative expenses	3,928	3,842	12,834	11,654
Total operating expenses	5,453	5,143	17,489	15,320
Operating income (loss)	1,136	160	1,652	(630)

Other expenses (income):
Interest expense, including amortization of debt discount	303	734	1,479	2,324
(Gain) loss on change in fair value of contingent consideration	598	1,369	(414)	1,461
Loss on debt extinguishment	-	-	1,059	-
Other expense (income)	(11)	3	(28)	(132)
Total other expenses (income)	890	2,106	2,096	3,653
Net income (loss) before income taxes	246	(1,946)	(444)	(4,283)
Benefit (provision) for income taxes	(192)	15	(226)	(73)
Net income (loss)	$54	$(1,931)	$(670)	$(4,356)
Basic earning (loss) per common share	$0.01	$(0.22)	$(0.06)	$(0.56)
Diluted earning (loss) per common share	$0.01	$(0.22)	$(0.06)	$(0.56)
Weighted average shares outstanding - basic	10,447	8,713	10,438	7,775
Weighted average shares outstanding - diluted	10,634	8,713	10,438	7,775

CREATIVE REALITIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except share per share amounts)

	Nine Months Ended
	September 30,
	2024	2023
Operating Activities:
Net loss	$(670)	$(4,356)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	2,901	2,393
Amortization of debt discount	569	1,078
Amortization of stock-based compensation	9	539
Amortization of deferred financing costs	37	-
Loss on extinguishment of debt	1,059	-
Bad debt expense	186	318
Provision for inventory reserves	(65)	141
(Gain) loss on change in fair value of contingent consideration	(414)	1,461
Deferred income taxes	157	44
Changes to operating assets and liabilities:
Accounts receivable	982	2,080
Inventories	(422)	(180)
Prepaid expenses and other current assets	(78)	859
Accounts payable	(1,360)	(53)
Accrued expenses and other current liabilities	8	683
Deferred revenue	1,637	2,284
Customer deposits	165	1,054
Other, net	49	(39)
Net cash provided by operating activities	4,750	8,306
Investing activities
Purchases of property and equipment	(9)	(287)
Capitalization of labor for software development	(2,293)	(2,851)
Net cash used in investing activities	(2,302)	(3,138)
Financing activities
Proceeds from sale of common stock, net of offering expenses	-	5,454
Proceeds from borrowings under revolving credit facility	21,854	-
Repayment of borrowings under revolving credit facility	(10,875)	-
Payment of deferred financing costs	(289)	-
Repayment of term debt	(15,147)	(3,865)
Principal payments on finance leases	(33)	(14)
Net cash used in financing activities	(4,490)	1,575
Increase (decrease) in cash and cash equivalents	(2,042)	6,743
Cash and cash equivalents, beginning of period	2,910	1,633
Cash and cash equivalents, end of period	$868	$8,376

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(in thousands, unaudited)

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding “EBITDA” and “Adjusted EBITDA.” CRI defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines “Adjusted EBITDA” as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges.

EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as a substitute for net income (loss), operating income (loss) or any other performance measure derived in accordance with United States generally accepted accounting principles (“GAAP”) or as an alternative to net cash provided by operating activities as a measure of CRI’s profitability or liquidity. CRI’s management believes EBITDA and Adjusted EBITDA are useful financial metrics because they allow external users of CRI’s financial statements, such as industry analysts, investors, lenders and rating agencies, to more effectively evaluate CRI’s operating performance, compare the results of its operations from period to period and against CRI’s peers without regard to CRI’s financing methods, hedging positions or capital structure and because it highlights trends in CRI’s business that may not otherwise be apparent when relying solely on GAAP measures. CRI also presents EBITDA and Adjusted EBITDA because it believes EBITDA and Adjusted EBITDA are important supplemental measures of its performance that are frequently used by others in evaluating companies in its industry. Because EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income (loss) and may vary among companies, the EBITDA and Adjusted EBITDA CRI presents may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA from net loss, CRI’s most directly comparable financial measure calculated and presented in accordance with GAAP.

	Quarters Ended
	September 30	June 30	March 31	December 31	September 30
Quarters ended	2024	2024	2024	2023	2023
GAAP net (loss) income	$54	$(615)	$(109)	$1,419	$(1,931)
Interest expense:
Amortization of debt discount	-	209	360	366	363
Other interest, net	303	304	303	302	371
Depreciation/amortization:
Amortization of intangible assets	1,081	878	790	781	766
Amortization of employee share-based awards	3	3	3	4	3
Depreciation of property & equipment	51	52	49	48	50
Income tax (benefit) expense	192	25	9	10	(15)
EBITDA	$1,684	$856	$1,405	$2,930	$(393)
Adjustments
Loss (Gain) on fair value of contingent consideration	598	(408)	(604)	(42)	1,369
Loss on debt extinguishment	-	1,059	-	-	-
Stock-based compensation – Director grants	-	-	-	21	43
Other (income) expense	(11)	18	(35)	(79)	3
Adjusted EBITDA	$2,271	$1,525	$766	$2,830	1,022